                                                             EXHIBIT 11

                        THE BANK OF NEW YORK COMPANY, INC.
                     Computation of Earnings Per Common Share
                      (in millions, except per share amounts)

                     For the Three Months Ended  For the Six Months Ended
                                June 30,                   June 30,
                             1994     1993              1994     1993
                             ----     ----              ----     ----
Weighted Average Number
 of Shares of Common
 Stock for
 Primary Computation        188      186               188      185

Shares Assumed to be
Issued on Conversion:
   Debentures                12       12                12       12
   Cumulative Preferred
    Stock                     2        2                 2        3
                          -----    -----             -----    -----
Weighted Average
 Number of Shares
 of Common Stock
 Assuming Full Dilution     202      200               202      200
                          =====    =====             =====    =====


Net Income                $ 176    $ 118             $ 355    $ 252

Dividend Requirements
 on Preferred Stock           3        7                 8       14
                          -----    -----             -----    -----
Net Income Available
 to Common Shareholders     173      111               347      238

Interest on Convertible
 Debentures, Net of Tax       3        2                 5        5

Dividends on Convertible
 Preferred Stock              -        1                 1        2
                          -----    -----             -----    -----
Net Income
 Available to Common
 Shareholders, Assuming
 Full Dilution           $ 176    $ 114             $ 353    $ 245
                         =====    =====             =====    =====

Earnings Per Share:
  Primary                $0.92    $0.59             $1.85    $1.28
  Fully Diluted           0.87     0.57              1.74     1.22